UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	SEC FILE NUMBER
000-53831
CUSIP NUMBER
89708X 10 5

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	June 30, 2010
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Tropicana Entertainment Inc.
Full Name of Registrant

N/A
Former Name if Applicable

3930 Howard Hughes Parkway, 4th Floor
Address of Principal Executive Office (Street and Number)

Las Vegas, Nevada 89169
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Tropicana Entertainment Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the period ended June 30, 2010 (the “Quarterly Report”) within the prescribed time period without unreasonable effort or expense as the Company is in the process of completing the restatement of its financial statements in its Quarterly Report on Form 10-Q for the period ended March 31, 2010 (the “Restated Report”).

As previously announced, the Company’s management and the Audit Committee of the Board of Directors of the Company, in consultation with the Company’s independent registered public accounting firm, determined that the original accounting for the acquisition of Tropicana Casino and Resort, Atlantic City as reported in the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2010 contained an error that improperly resulted in a “gain on bargain purchase.”  The Company intends to amend such quarterly report to correct the error and restate the financial statements for the affected period as soon as practicable.

The Company has expended considerable resources and time to amend the Restated Report and requires additional time to file the Quarterly Report.  The Company intends to file the Quarterly Report as soon as practicable, and no later than the fifth calendar day following the prescribed due date.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Lance Millage	702	589-3900
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☐ Yes ☒ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Tropicana Entertainment Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 17, 2010	By	/s/ Lance Millage

Lance Millage
Senior Vice President, Finance and Treasurer
(Principal Financial Officer)